FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated October 18, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X          .. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 18 October, 2023

EXHIBIT INDEX
------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 18 October 2023
Completion of the 4th Tranche Share Buyback

Exhibit 99

Unilever Completes Share Buyback Programme

London - Unilever PLC announces the successful completion of the fourth and final tranche of its share buyback programme of up to €3 billion initially announced on 10 February 2022 (the 'Programme').

Under the fourth tranche of the Programme, which began on 8 September 2023, a total of 16,181,572 ordinary Unilever PLC shares were purchased and placed in treasury. As a result, Unilever PLC holds a total of 16,181,572 ordinary shares in treasury and has a total of 2,500,415,766 ordinary shares in issue (excluding treasury shares).

Under the first three tranches of the Programme, a total of 49,770,289 ordinary Unilever PLC shares were purchased, and subsequently cancelled on 2 August 2023.

Please see the total voting rights announcement dated 2 October 2023 for Unilever PLC's latest total voting rights figure published under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022 available on our corporate website www.unilever.com.